AM 3-2-2005

C M 3/10

05036679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities and Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 18 2005 WASH. D.C. 152 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 East Atlantic Avenue, Suite 200
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar (561) 274-9006
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 14 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2004, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
31 day of January, 2005.

(Signature of Notary Public)

NOTARY PUBLIC STATE OF FLORIDA
KENNETH S. RUBIN
MY COMMISSION # DD 120149
EXPIRES: July 4, 2006
Bonded Thru Budget Notary Services

Personally known: ✓

This report ** contains (check all applicable boxes):

x (a) Facing page.
x (b) Consolidated Statement of Financial Condition.
x (c) Consolidated Statement of Income.
x (d) Consolidated Statement of Cash Flows.
x (e) Consolidated Statement of Changes in Stockholders' Equity.
__ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
x (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) And Oath or Affirmation.
__ (m) A copy of SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
January 28, 2005

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Financial Condition

At December 31, 2004

Assets	
Cash	$ 139,066
Securities owned	11,500
Receivable from clearing organization	374,774
Receivable from brokers	42,660
Accounts receivable	34,391
Furniture and equipment, net	140,303
Prepaid expenses	23,091
Refundable deposits	9,747
Total	$ 775,532
Liabilities and Stockholders' Equity	
Liabilities:	
Note payable	34,160
Accounts payable and accrued expenses	155,750
Total liabilities	189,910
Commitments and contingencies (Notes 4 and 7)	
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	531,622
Total stockholders' equity	585,622
Total	$ 775,532

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Income

Year Ended December 31, 2004

Revenues:	
Commissions	$ 1,669,501
Principal transactions	445,734
Management fees	624,873
Interest	889
Other	503,339
Total revenues	3,244,336
Expenses:	
Commissions	1,462,836
Compensation and employee benefits	382,835
Clearing organization fees	278,706
Rent	115,660
Equipment rental and quotation services	65,858
Communications	37,346
Professional fees	23,150
Other	182,060
Total expenses	2,548,451
Net income	$ 695,885

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$ 5	53,995	525,668	579,668
Cash dividends	-	-	(689,931)	(689,931)
Net income	-	-	695,885	695,885
Balance at December 31, 2004	$ 5	53,995	531,622	585,622

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 695,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,981
Increase in securities owned	(165)
Increase in receivable from clearing organization	(31,585)
Increase in accounts receivable	(22,383)
Increase in prepaid expenses and refundable deposits	(4,302)
Increase in accounts payable and accrued expenses	94,271
Net cash provided by operating activities	747,702
Cash flows from investing activity-	
Purchase of furniture and equipment	(95,493)
Cash flows from financing activities:	
Net decrease in note payable	(7,923)
Cash dividends paid	(689,931)
Net cash used in financing activities	(697,854)
Net decrease in cash	(45,645)
Cash at beginning of year	184,711
Cash at end of year	$ 139,066
Supplementary cash flow information –	
Cash paid for interest during the year	$ 2,308

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. (the "PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. (the "Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred to as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions. In 2003, income and expenses related to securities transactions were recorded on a settlement date basis, which did not vary materially from a trade date basis. During 2004, the Company changed clearing organizations and customers' securities transactions and related income and expenses are recorded on a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price, the fair value is determined in good faith by management.

Advisory Services. Income from advisory services is recorded when it is earned.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. PMK Securities shareholders have elected for it to be treated as an S-Corporation and have elected for the Capital Advisors to be treated as a qualified Subchapter S subsidiary. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(continued)

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows:

	At December 31, 2004
Corporate equities -	
Not readily marketable, at estimated fair value	$ 11,500

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2004
Furniture and office equipment	$ 95,493
Automobile	63,991
Total cost	159,484
Less accumulated depreciation	(19,181)
Furniture and equipment, net	$ 140,303

The Company leases its office facility under an operating lease agreement. The lease contains escalation clauses for annual rent adjustments. Rent expense totaled $72,902 for the year ended December 31, 2004. At December 31, 2004, approximate future minimum annual rental payments are as follows:

Year Ending December 31,	Amount
2005	$ 87,780
2006	90,420
2007	93,132
2008	95,926
2009	98,804
	$ 466,062

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2004.

(6) Note Payable

At December 31, 2004, the Company had a note payable with a balance of $34,160. The note bears interest at 5.99% and is payable in monthly installments through October, 2008. The note is collateralized by the Company's automobile.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(continued)

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2004 the Company's minimum net capital requirement was $50,000. The Company's net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $228,913 and the ratio of aggregate indebtedness to net capital was .70 to 1.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the receivable from its clearing organization.

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2004:

	P.M.K Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 14,638	124,428	-	139,066
Securities owned	11,500	-	-	11,500
Receivable from clearing organization	374,774	-	-	374,774
Receivable from brokers	42,660	-	-	42,660
Furniture and equipment	140,303	-	-	140,303
Accounts receivable	20,243	14,148	-	34,391
Investment in subsidiary	109,165	-	(109,165)[(a)]	-
Prepaid expenses	23,091	-	-	23,091
Refundable deposits	9,747	-	-	9,747
Total	$ 746,121	138,576	(109,165)	775,532
Note payable	34,160	-	-	34,160
Accounts payable and accrued expenses	126,339	29,411	-	155,750
Total liabilities	160,499	29,411	-	189,910
Common stock	5	1	1[(a)]	5
Additional paid-in capital	53,995	4,999	4,999[(a)]	53,995
Retained earnings	531,622	104,165	104,165[(a)]	531,622
Total stockholders' equity	585,622	109,165	109,165	585,622
Total	$ 746,121	138,576	109,165	775,532

(a) To eliminate investment in subsidiary

P.M.K. SECURITIES & RESEARCH, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

NET CAPITAL	
Total stockholders' equity	$ 585,622
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	585,622
Deductions and/or charges -	
Nonallowable assets:	
Furniture and equipment	140,303
Investment in subsidiary	109,165
Receivable from brokers	42,660
Receivables from noncustomers	20,243
Securities not readily marketable	11,500
Other assets	32,838
Total nonallowable assets	356,709
Net capital	$ 228,913
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 10,699
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 178,913
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition:	
Total A.I. Liabilities from Statement of Financial Condition	$ 160,499
Ratio aggregate indebtedness to net capital	.70

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

January 28, 2005

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of P.M.K. Securities & Research, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Baden Johnson & Smith PA